                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                             No.       X
                       -------------                  -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

            China Southern Airlines Company Limited (the "Company") on or around September 17, 2003 distributed its Interim Report, in English and Chinese to its shareholders. A copy of the Interim Report (in English) is included in this Form 6-K of the Company.

All Shareholders:

The Board of Directors of China Southern Airlines Company Limited (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June, 2003.

INTRODUCTION

The Group is one of the largest airlines in the PRC in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, route networks and size of aircraft fleet. The Group operates the most extensive route network among all PRC airlines. As at 30 June, 2003, the Group operated a total of 308 routes, of which 253 were domestic, 17 were Hong Kong regional and 38 were international. For the six months ended 30 June, 2003, the Group operated an average of 2,080 scheduled flights per week, serving 89 cities. As at 30 June 2003, the Group operated a fleet of 125 aircraft, of which 103 were Boeing aircraft and 22 were Airbus aircraft. The average age of the fleet was
7.67 years as at 30 June, 2003.

BUSINESS OVERVIEW

For the first half of 2003, the Group encountered unprecedented challenges and difficulties. The outbreak of the Severe Acute Respiratory Syndrome ("SARS") earlier this year severely hit our air passenger business. The Group made warning announcements on 15 April, 2003, 12 May, 2003 and 1 August, 2003 in respect of the impact of SARS on our business. As a result of the outbreak of SARS, the Group recorded a loss of RMB1,232 million for the six months ended 30 June, 2003, as compared with a profit of RMB123 million for the same period last year.

During the period, the PRC aviation industry encountered unprecedented setbacks due to the outbreak of SARS in certain regions of the PRC. From April to June 2003, the Group's passenger volume and passenger load factor dropped substantially, whereas in terms of RPKs, figures for April through June 2003 dropped 40%, 83.5% and 61.5%, respectively, as compared to the same period last year. In order to minimise the negative impact of SARS, the Group implemented various timely measures to adjust its operating capacity, for example by reducing the number of flights and suspending certain routes, in response to the curtailed air traffic demand caused by the negative impact of SARS.

In order to alleviate the financial pressure suffered by the PRC civil aviation industry as a result of the SARS epidemic, the PRC government waived the levies of the CAAC Infrastructure Development Fund, sale tax and related supplementary taxes on passenger revenue payable by the airline companies during the period from 1 May, 2003 to 30 September, 2003.

In June 2003, the SARS epidemic was effectively under control in the PRC. With travel restrictions lifted by the World Health Organisation for all PRC regions, the PRC aviation industry has started to recover.

Besides, the political tension in the Middle East, in particular the Iraq war in March this year, led to a surge in oil prices which in turn caused an increase in the Group's jet fuel cost.

China Southern Air Holding Company ("CSAHC"), the holding company of the Company, and the Group is working together to prepare for the injections of the air transportation business of China Northern Airlines and Xinjiang Airlines into the Group and the preparation work for the reorganisation is progressing as scheduled. From 1 January, 2003 onwards, the domestic flights of the three airline companies have started to share the same flight code CZ. The Company will make further disclosure on the latest development of the reorganisation to its shareholders and investors in an appropriate time in accordance with the relevant rules and regulations.

For the period under review, the Group's total traffic revenue was RMB6,538 million, a decrease of RMB1,806 million or 21.7% from the same period last year. Meanwhile, the Group's total traffic volume decreased by 14.9% to 1,424 million RTKs. The aggregate utilisation rate of the Group's Boeing and Airbus aircraft was 7.33 hours for the period under review, a decrease of 2.38 hours or 24.5% from the same period last year.

Passenger revenue for the period under review was RMB5,616 million, down 26.3% from the same period last year, representing 85.9% of the Group's total traffic revenue. Passenger traffic volume decreased by 27.8% to 10,098 million RPKs.

Domestic passenger revenue was RMB4,510 million, down 24.8% from the same period last year. Domestic passenger revenue accounted for 80.3% of overall passenger revenue. Passenger capacity, in terms of ASKs, decreased by 18.8% from the same period last year, while passenger traffic volume decreased by 26.2% to 7,919 million RPKs from 10,728 million RPKs during the same period last year. As a result, the passenger load factor decreased by 5.8 percentage points to 58.3%. The passenger yield per RPK increased by 1.8% from RMB 0.56 to RMB 0.57, mainly due to a reduction in fare discounts during the period under review.

On Hong Kong regional routes, the Group recorded passenger revenue of RMB293 million, down 44.8% from the same period last year. Hong Kong regional passenger revenue accounted for 5.2% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 32.5% from the same period last year, while passenger traffic volume decreased by 44.1% from 524 million RPKs to 293 million RPKs during the same period. As a result, the passenger load factor decreased by
10.5 percentage points to 50.4%. The passenger yield per RPK decreased slightly by 1.0% to RMB1.00.

Passenger revenue for the Group's international routes amounted to RMB813 million, a decrease of 25.5% from the same period last year. International passenger revenue accounted for 14.5% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 17.7% from the same period last year, while passenger traffic volume decreased by 31.0% to 1,886 million RPKs from 2,733 million RPKs during the same period last year. As a result, the passenger load factor decreased by 10.8 percentage points to 56.0%. The passenger yield per RPK increased by 7.5%, mainly due to a reduction in fare discounts during the period under review.

Cargo and mail revenue was RMB922 million, an increase of 27.0% from the same period last year. Cargo and mail revenue accounted for 14.1% of total traffic revenue. Cargo and mail volume grew by 22.8% to 522 million RTKs from 425 million RTKs during the same period, mainly due to the launch of two international cargo routes, Shenzhen - Los Angeles and Shenzhen - Leige (Belgium) during the second half of 2002. The overall yield per cargo and mail tonne kilometre increased by 3.5%, mainly due to an increase in fares resulting from a reduction in supply during the period under review.

The Group's other revenue amounted to RMB195 million, a decrease of 8.8% from the same period last year, primarily due to a fall in aircraft short term lease income.

Total operating expenses increased by 4.8% to RMB8,107 million from the same period last year, primarily due to the combined effect of increases in fuel cost, aircraft repairs and maintenance and depreciation charges.

Flight operations expenses increased by 2.8% to RMB3,517 million from the same period last year. Of these expenses, fuel cost was RMB1,861 million, up 13.6% from the same period last year, mainly as a result of an average increase of 27.1% in fuel prices, despite a decrease in number of flights. Aircraft insurance costs decreased by 3.9% to RMB124 million, primarily due to a decrease in aircraft insurance premiums effective from October 2002. Operating lease payments decreased by 13.8% to RMB820 million, mainly as a result of the discontinuation of wet leases of five Boeing 737-300/37K aircraft from Zhongyuan Airlines and wet leases of two Boeing 747-400 freighters during the period under review. Air catering expenses decreased by 30.2% to RMB215 million, primarily as a result of a reduction in number of passengers carried during the period under review.

As compared with the first half of 2002, maintenance expenses increased by 20.0% to RMB1,218 million, due mainly to increases in aircraft overhaul charges and routine maintenance costs following the expansion of the Group's fleet in recent years.

Aircraft and traffic servicing expenses decreased slightly by 0.4% to RMB1,197 million from the same period last year, reflecting primarily the net effect of a decrease in flight number during the period and an increase in the charge rate of domestic landing and take-off fees effective during the fourth quarter of 2002.

Promotion and sales expenses decreased by 7.8% to RMB674 million as compared with the same period last year, primarily as a result of the reduction in traffic revenue.

As compared with the same period last year, depreciation and amortisation expenses increased by 9.7% to RMB1,017 million, reflecting primarily the effect of aircraft delivered during the second half of 2002 and the period under review.

Loss on sale of fixed assets amounted to RMB23 million, which was mainly resulted from the disposal of a retired Boeing 737-200 aircraft during the period under review.

Interest expense increased by 9.9% to RMB455 million in the period under review, primarily reflecting an increase in the balance of loan borrowings.

The Group recorded a net exchange loss of RMB5 million, a decrease of RMB154 million or 97.0% from the same period last year. The loss recorded in the same period last year was predominantly resulted from the Japanese yen denominated borrowings of the Group following the appreciation of Japanese yen during that period. The exchange rate of Japanese yen was more or less steady during the period under review.

As a result of the aforementioned factors, the Group recorded a loss attributable to shareholders of RMB1,232 million for the six months ended 30 June, 2003, as compared to a profit attributable to shareholders of RMB123 million for the same period last year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June, 2003, the Group's borrowings totalled RMB18,489 million, a decrease of RMB786 million from RMB19,275 million as at 31 December, 2002. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. As at 30 June, 2003, cash and cash equivalents of the Group totalled RMB2,281 million, a decrease of RMB1,490 million from RMB3,771 million at 31 December, 2002. Of such balance, 12.9% was denominated in foreign currencies (mainly in United States dollars). Net debts (total borrowings net of cash and cash equivalents) increased by 4.5% to RMB16,208 million from RMB15,504 million at 31 December, 2002.

As at 30 June, 2003, the Group's shareholders' equity amounted to RMB8,381 million, a decrease of RMB1,232 million from RMB9,613 million as at 31 December, 2002, reflecting the net loss recorded for the period under review.

Net debt/equity ratio of the Group as at 30 June, 2003 was 1.93 times, as compared to 1.61 times as at 31 December, 2002.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies is mainly attributable to its debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect the Group's results and financial position significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to the Group for managing its exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 30 June, 2003, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,376 million (as at 31 December, 2002: RMB14,783 million) were pledged as collateral under certain loan and lease agreements.

CAPITAL AND INVESTING COMMITMENTS

As at 30 June, 2003, the Group had capital commitments of approximately RMB7,125 million. Of such amounts, RMB4,034 million was related to the acquisition of aircraft and related flight equipment and RMB2,608 million was related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB483 million was related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities. The Group's capital expenditures are generally subject to receipt of various approvals of the Chinese Government and may be subject to change depending on the timing of such approvals, prevailing market conditions, the availability of financing and other relevant factors.

As at 30 June, 2003, the Group was committed to making a capital contribution of approximately RMB201 million to an associated company.

CONTINGENT LIABILITIES

There have been no material adverse changes in the contingent liabilities of the Group since 31 December, 2002.

RECENT ECONOMIC DEVELOPMENT

With the continued growth in China's economy and the negative impact of the SARS epidemic being subsided, China's aviation transportation market has started to recover. "Blue Sky Rejuvenation Programme" initiated by the Civil Aviation Administration of China for boosting the demand for the aviation market helps to drive up the volume of passenger and cargo transportation. The Company has also started a new promotion plan, the "Sunshine Action" under which a series of promotional and marketing programmes have been launched aiming to turn around the passenger transportation volume and cargo throughput.

With the approval of the China Securities Regulatory Commission ("CSRC"), the Company completed the issuance of 1,000,000,000 A shares at an issuance price of RMB2.70 each from 10 July, 2003 to 17 July, 2003 and successfully raised gross share proceeds of RMB2.7 billion. These A shares are listed on the Shanghai Stock Exchange since 25 July, 2003. With the approval at the shareholders' meeting of the Company, the proceeds from the share issue will be used to purchase Boeing 737-800 aircraft for replacing certain existing aircraft, the operating leases of which will be expired.

The directors of the Company believe that the successful listing of the A shares helps the Company in developing new financing channels, broadening the shareholder base and enhancing the standard of corporate governance. Pursuant to the mandate granted at the Shareholders' meeting of the Company, the directors of the Company have handled and perfected matters relating to the A shares issuance, including the making of corresponding amendments to the Articles of Association of the Company and application to the

State Administration for Industry and Commerce for an amended business licence to reflect the changes in shareholding structure and share capital after the issuance of A shares, in accordance with the requirements of China's rules and regulations.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

The continued development of China's economy and the subsiding effect of the SARS epidemic in China will provide an improved market environment for the development of the aviation transportation business during the second half of the year. The business of the Group is expected to improve as a result.

The Closer Economic Partnership Arrangement between Mainland China and Hong Kong will foster the growth of passenger and cargo transportation between China, Hong Kong and the Pearl River delta. The Board believes that the Group will benefit from this new development.

The reorganisation of the aviation transportation operations of CSAHC and the Group will proceed in steady pace as planned.

The Group will continue to implement the marketing strategy based on its "Sunshine Action" with an aim to increase passenger load factor and passenger revenue.

The Group will continue to exercise strict cost-control measures in order to enhance efficiency for the Group as a whole.

USE OF PROCEEDS

As stated in the 2002 annual report of the Group, as at 31 December, 2002, the Group had RMB40 million remaining from the proceeds of the Company's initial public offer.

Consistent with the disclosure in the Prospectus of the Company dated July 1997, the Company intends to use the remaining proceeds of RMB40 million (held as at 30 June, 2003 as short-term deposits with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution and an associated company of the Group) for various projects, including the development of the computerised accounting system.

FLEET PLANNING

As at 30 June, 2003, details of aircraft to be delivered to the Company in the future are as follows:

Year to be delivered                Type of aircraft           Number of aircraft
--------------------                ----------------           ------------------
Second half of 2003                 Boeing 737-800                              4
                                    Airbus 319-100                              2
2004                                Boeing 737-700                              6
                                    Boeing 777-200                              1
2005                                Boeing 737-700                              2

As at the date hereof, there are one Boeing 757-200 and three Boeing 737-300 aircraft which are subject to options exercisable by the Company during a period of not less than 12 months from 30 June, 2003.

DIVIDENDS

The Board of Directors does not propose to declare an interim dividend for the year 2003 (2002: Nil).

STRUCTURE OF SHARE CAPITAL

As at 30 June, 2003, the share capital of the Company comprised 3,374,178,000 shares, of which approximately 65.2% or 2,200,000,000 State-owned Shares were held by CSAHC and approximately 34.8% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.

On 25 July, 2003, 1,000,000,000 A shares of the Company were issued and successfully listed on the Shanghai Stock Exchange. Hence, the total share capital of the Company has become 4,374,178,000 shares and the shareholding structure of the Company has been changed as follows:

                                                    Number of            Percentage to the
Category of Shares                                shares held      total share capital (%)
------------------                              -------------      -----------------------
State shares (held by CSAHC)                    2,200,000,000                        50.3%
H shares                                        1,174,178,000                        26.8%
A shares                                        1,000,000,000                        22.9%
Total share capital                             4,374,178,000                         100%

SUBSTANTIAL SHAREHOLDERS

As at 30 June, 2003, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executives or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

                                                                                              % of          % of
                                                                               % of      the total     the total
                                                                          the total         issued        issued
                                                                             issued          share      domestic
                                                                           H shares        capital        shares
Name of                  Type of          Type of         Number of          of the         of the        of the       Short
shareholder              shareholding     share          share held         Company        Company       Company    position
-----------              ------------     -----          ----------      ----------      ---------    ----------    --------
CSAHC                    Direct holding   Domestic       2,200,000,000            -          65.2%          100%           -
                                            share

HKSCC Nominees           Direct holding   H share        1,148,221,998         97.8%         34.0%            -            -
  Limited

INTERESTS AND SHORT POSITIONS OF THE DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN THE SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS


As at 30 June, 2003, the interests and short positions of the directors, chief executive and supervisors in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interest or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules are as follows:

                                                                             % to          % to
                                                                        the total     the total         % to
                                                                           issued        issued    the total
                         The                                                share      domestic       issued
                    Company/                                  Number      capital         share      H share
                  associated      Types of      Type of     of share       of the        of the       of the       Short
Name             corporation      interest        share         held      Company       Company      Company    position
----             -----------      --------      -------     --------    ---------     ---------    ---------    --------
Simon To         the Company   Interest of     H Shares      100,000       0.003%             -       0.009%         -
                                    spouse
                                   (note1)

Note 1. The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as at 30 June, 2003, none of the directors, chief executive or supervisors of the Company has interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interest or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2003.

With the approval of the CSRC, the Company completed the issuance of 1,000,000,000 A shares at an issuance price of RMB2.70 each from 10 July, 2003 to 17 July, 2003 and raised gross share proceeds of RMB2.7 billion. These A shares are listed on the Shanghai Stock Exchange since 25 July, 2003.

COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

As at 30 June, 2003, the Group had approximately 17,031 employees, the majority of whom were working in mainland China. The wages of the Group's employees consist of basis salaries and bonuses.

In accordance with a comprehensive services agreement entered into between the Company and CSAHC on 22 May, 1997 (the "Service Agreement"), CSAHC will receive fees for providing or causing to be provided to the Group and its employees certain housing services for a term from 22 May, 1997 to 31 December, 2006. The Service Agreement provides that the CSAHC will sell or rent housing to eligible employees at a price below market price. As the housing is sold or rented below cost, and the construction costs of the leased housing were originally paid by CSAHC, the Company shall pay an annual sum of RMB85 million to CSAHC by quarterly installments in arrears for ten years from 1995 to 2004.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June, 2003, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors of the Company consider that, in the six months ended 30 June, 2003, the Group was in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules of the Stock Exchange of Hong Kong Limited.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in the six months ended 30 June, 2003.

                                        By order of the Board of Directors
                                                   Yan Zhi Qing
                                        Chairman of the Board of Directors

Guangzhou, the PRC
28 August, 2003

Documents Available for Inspection and Address for Inspection:

Documents available for inspection:       Original copy of this interim report signed by the Chairman.

Address for Inspection:                   The Secretarial Office of the Board of Directors of the China
                                          Southern Airlines Company Limited, Baiyun Airport, Guangzhou,
                                          the People's Republic of China.

Website:                                  www.cs-air.com

OPERATING DATA SUMMARY

                                                               For the six months
                                                                 ended 30 June,              2003 vs 2002
                                                            ------------------------           Increase/
                                                              2003             2002           (Decrease)          (%)
-----------------------------------------------------------------------------------------------------------------------
Capacity
Available seat kilometres (ASK) (million)
- Domestic                                                  13,588           16,742            (3,154)           (18.8)
- Hong Kong regional                                           581              861              (280)           (32.5)
- International                                              3,369            4,094              (725)           (17.7)
-----------------------------------------------------------------------------------------------------------------------
Total                                                       17,538           21,697            (4,159)           (19.2)
=======================================================================================================================

Available tonne kilometres (ATK) (million)
- Domestic                                                   1,567            1,951              (384)           (19.7)
- Hong Kong regional                                            65               95               (30)           (31.6)
- International                                                926              733               193             26.3
-----------------------------------------------------------------------------------------------------------------------

Total                                                        2,558            2,779              (221)            (8.0)
=======================================================================================================================
Kilometres flown (thousand)                                106,641          125,745           (19,104)           (15.2)
=======================================================================================================================
Hours flown (thousand)                                         165              197               (32)           (16.2)
=======================================================================================================================
Number of flight sectors
- Domestic                                                  80,538           96,415           (15,877)           (16.5)
- Hong Kong regional                                         4,888            6,839            (1,951)           (28.5)
- International                                              5,330            6,653            (1,323)           (19.9)
-----------------------------------------------------------------------------------------------------------------------
Total                                                       90,756          109,907           (19,151)           (17.4)
=======================================================================================================================

Traffic
Revenue passenger kilometres (RPK) (million)
- Domestic                                                   7,919           10,728            (2,809)           (26.2)
- Hong Kong regional                                           293              524              (231)           (44.1)
- International                                              1,886            2,733              (847)           (31.0)
-----------------------------------------------------------------------------------------------------------------------
Total                                                       10,098           13,985            (3,887)           (27.8)
=======================================================================================================================

Revenue tonne kilometres (RTK) (million)
- Domestic                                                     927            1,220              (293)           (24.0)
- Hong Kong regional                                            31               52               (21)           (40.4)
- International                                                466              402                64             16.0
-----------------------------------------------------------------------------------------------------------------------
Total                                                        1,424            1,674              (250)           (14.9)
=======================================================================================================================

                                                               For the six months
                                                                 ended 30 June,              2003 vs 2002
                                                            ------------------------           Increase/
                                                              2003             2002           (Decrease)          (%)
-----------------------------------------------------------------------------------------------------------------------
Passenger tonne kilometres (million)
- Domestic                                                     707              958              (251)           (26.2)
- Hong Kong regional                                            26               47               (21)           (44.7)
- International                                                168              244               (76)           (31.1)
-----------------------------------------------------------------------------------------------------------------------
Total                                                          901            1,249              (348)           (27.9)
=======================================================================================================================

Cargo and mail tonne kilometres (million)
- Domestic                                                     220              262               (42)           (16.0)
- Hong Kong regional                                             4                5                (1)           (20.0)
- International                                                298              158               140             88.6
-----------------------------------------------------------------------------------------------------------------------
Total                                                          522              425                97             22.8
=======================================================================================================================

Passengers carried (thousand)
- Domestic                                                   6,839            8,977            (2,138)           (23.8)

- Hong Kong regional                                           383              667              (284)           (42.6)
- International                                                516              750              (234)           (31.2)
-----------------------------------------------------------------------------------------------------------------------
Total                                                        7,738           10,394            (2,656)           (25.6)
=======================================================================================================================

Cargo and mail carried (thousand tonne)
- Domestic                                                     163              190               (27)           (14.2)
- Hong Kong regional                                             6                7                (1)           (14.3)
- International                                                 32               19                13             68.4
-----------------------------------------------------------------------------------------------------------------------
Total                                                          201              216               (15)            (6.9)
=======================================================================================================================

Load factors
Passenger load factor (RPK/ASK) (%)
- Domestic                                                    58.3             64.1              (5.8)            (9.0)
- Hong Kong regional                                          50.4             60.9             (10.5)           (17.2)
- International                                               56.0             66.8             (10.8)           (16.2)
Total                                                         57.6             64.5              (6.9)           (10.7)
=======================================================================================================================

Average load factor (RTK/ATK) (%)
- Domestic                                                    59.2             62.5              (3.3)            (5.3)
- Hong Kong regional                                          47.7             54.7              (7.0)           (12.8)
- International                                               50.3             54.8              (4.5)            (8.2)
Total                                                         55.7             60.2              (4.5)            (7.5)
=======================================================================================================================
Breakeven load factor (%)                                     70.4             55.8              14.6             26.2
=======================================================================================================================


                                                               For the six months
                                                                 ended 30 June,              2003 vs 2002
                                                            ------------------------           Increase/
                                                              2003             2002           (Decrease)          (%)
-----------------------------------------------------------------------------------------------------------------------
Yield
Yield per RPK (RMB)
- Domestic                                                    0.57             0.56              0.01              1.8
- Hong Kong regional                                          1.00             1.01             (0.01)            (1.0)
- International                                               0.43             0.40              0.03              7.5
Total                                                         0.56             0.54              0.02              3.7
=======================================================================================================================
Yield per cargo and mail tonne kilometre (RMB)                1.77             1.71              0.06              3.5
=======================================================================================================================

Yield per RTK (RMB)
- Domestic                                                    5.28             5.28                 -                -

- Hong Kong regional                                         10.39            10.81             (0.42)            (3.9)
- International                                               2.83             3.32             (0.49)           (14.8)
Total                                                         4.59             4.99             (0.40)            (8.0)
=======================================================================================================================

Fleet
Number of aircraft in service at period end
- Boeing                                                       103               92                11             12.0
- Airbus                                                        22               19                 3             15.8
-----------------------------------------------------------------------------------------------------------------------
Total                                                          125              111                14             12.6
=======================================================================================================================

Aircraft utilisation rate (hours per day)
- Boeing                                                      7.39             9.82             (2.43)           (24.7)
- Airbus                                                      7.02             9.20             (2.18)           (23.7)
Total                                                         7.33             9.71             (2.38)           (24.5)
=======================================================================================================================

Financial
Operating cost per ASK (RMB)                                  0.46             0.36              0.10             27.8
=======================================================================================================================

Operating cost per ATK (RMB)                                  3.17             2.78              0.39             14.0
=======================================================================================================================

The Board of Directors of the Company hereby announces the unaudited consolidated interim results of the Group for the six months ended 30 June, 2003, together with the comparative figures for the corresponding period of 2002 as follows:

A. Prepared in accordance with International Financial Reporting Standards ("IFRS")

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)


                                                                                                               2003 VS
                                                                For the six months ended 30 June,                 2002
                                                        ------------------------------------------------     Increase/
                                                           2003          2002         2003          2003    (Decrease)
                                           Note         RMB'000       RMB'000      HK$'000       US$'000           (%)
-----------------------------------------------------------------------------------------------------------------------
Operating revenue
  Traffic revenue:
    Passenger                                         5,615,796     7,618,775    5,294,924       678,450         (26.3)
    Cargo and mail                                      921,883       725,684      869,209       111,373          27.0
-----------------------------------------------------------------------------------------------------------------------
                                                      6,537,679     8,344,459    6,164,133       789,823         (21.7)
  Other revenue                                         195,193       213,958      184,040        23,582          (8.8)
-----------------------------------------------------------------------------------------------------------------------
Total operating revenue                      2        6,732,872     8,558,417    6,348,173       813,405         (21.3)
-----------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Flight operations                                   3,516,885     3,422,641    3,315,939       424,878           2.8
  Maintenance                                         1,218,488     1,015,131    1,148,867       147,207          20.0
  Aircraft and traffic servicing                      1,197,273     1,202,009    1,128,864       144,644          (0.4)
  Promotion and sales                                   673,965       731,128      635,456        81,422          (7.8)

  General and administrative                            480,598       431,042      453,138        58,061          11.5
  Depreciation and amortisation                       1,016,530       926,274      958,448       122,808           9.7
  Other                                                   3,465         4,260        3,267           419         (18.7)
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses                              8,107,204     7,732,485    7,643,979       979,439           4.8
-----------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit                              (1,374,332)      825,932   (1,295,806)     (166,034)       (266.4)
-----------------------------------------------------------------------------------------------------------------------
Non-operating income/(expenses):
  Share of associated companies'
    results                                               2,825        19,047        2,664           341         (85.2)
  Share of jointly controlled entities'
    results                                             (21,654)            -      (20,417)       (2,616)          n/a
  Loss on sale of fixed assets                          (22,679)       (7,102)     (21,383)       (2,740)        219.3
  Interest income                                         5,842        26,196        5,508           706         (77.7)
  Interest expense                           3         (455,456)     (414,273)    (429,432)      (55,024)          9.9
  Exchange loss, net                                     (4,774)     (158,644)      (4,501)         (577)        (97.0)
  Other, net                                               (287)        1,505         (272)          (34)       (119.1)
-----------------------------------------------------------------------------------------------------------------------
Total net non-operating expenses                       (496,183)     (533,271)    (467,833)      (59,944)         (7.0)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/profit before taxation and
  minority interests                         3       (1,870,515)      292,661   (1,763,639)     (225,978)       (739.1)
Taxation                                     4          544,992       (98,767)     513,853        65,841        (651.8)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/profit before minority interests              (1,325,523)      193,894   (1,249,786)     (160,137)       (783.6)
Minority interests                                       93,910       (70,665)      88,544        11,345        (232.9)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/profit attributable to shareholders           (1,231,613)      123,229   (1,161,242)     (148,792)     (1,099.5)
=======================================================================================================================
Basic (loss)/earnings per share              5         RMB(0.37)      RMB0.04     HK$(0.34)    US$(0.044)     (1,099.5)
=======================================================================================================================

The notes on pages 18 to 24 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30 June, 2003
(Expressed in Renminbi)

                                                                                                As at            As at
                                                                                             30 June,     31 December,
                                                                                                 2003             2002
                                                                              Note            RMB'000          RMB'000
----------------------------------------------------------------------------------------------------------------------
Non-current assets
Fixed assets                                                                               27,460,996       26,920,829
Construction in progress                                                                    1,245,553          661,352
Lease prepayments                                                                             199,868          201,854
Interest in associated companies                                                              691,060          692,026
Interest in jointly controlled entities                                                       443,307          461,962
Other investments                                                                             200,685          201,854
Lease and equipment deposits                                                                1,865,818        2,147,038
Deferred expenditure                                                                          269,955          283,303
Long term receivables                                                                          12,196           12,034
----------------------------------------------------------------------------------------------------------------------
                                                                                           32,389,438       31,582,252
----------------------------------------------------------------------------------------------------------------------


Current assets
Inventories                                                                                   561,234          545,700
Trade receivables                                                               7             689,832          671,776
Other receivables                                                                             327,760          372,586
Prepaid expenses and other assets                                                             286,740          244,690
Cash and cash equivalents                                                                   2,281,347        3,771,043
----------------------------------------------------------------------------------------------------------------------
                                                                                            4,146,913        5,605,795
----------------------------------------------------------------------------------------------------------------------
Current liabilities
Bank and other loans                                                                        4,998,879        5,240,726
Obligations under finance leases                                                            1,353,813        1,566,698
Amounts due to related companies                                                              778,888          525,090
Other liabilities                                                                             863,247          646,989
Accounts payable                                                                8             860,650          532,480
Bills payable                                                                               2,816,065        1,299,680
Sales in advance of carriage                                                                  314,368          390,531
Accrued expenses                                                                            2,148,098        2,341,454
Taxes payable                                                                                  46,941           78,145
----------------------------------------------------------------------------------------------------------------------
                                                                                           14,180,949       12,621,793
----------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                   (10,034,036)      (7,015,998)
----------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                      22,355,402       24,566,254
----------------------------------------------------------------------------------------------------------------------
Non-current liabilities and deferred items
Bank and other loans                                                                        6,020,856        5,835,434
Obligations under finance leases                                                            6,115,720        6,631,751
Provision for major overhauls                                                                 149,811          141,887
Deferred credits                                                                               48,105           48,095
Deferred taxation                                                                             227,592          779,234
----------------------------------------------------------------------------------------------------------------------
                                                                                           12,562,084       13,436,401
----------------------------------------------------------------------------------------------------------------------
                                                                                            9,793,318       11,129,853
======================================================================================================================

CONSOLIDATED BALANCE SHEET (UNAUDITED) (CONTINUED)
As at 30 June, 2003
(Expressed in Renminbi)

                                                                                                As at            As at
                                                                                             30 June,     31 December,
                                                                                                 2003             2002
                                                                              Note            RMB'000          RMB'000
----------------------------------------------------------------------------------------------------------------------
Representing:
Share capital                                                                               3,374,178        3,374,178
Reserves                                                                        9           5,007,416        6,239,029
----------------------------------------------------------------------------------------------------------------------

Shareholders' equity                                                                        8,381,594        9,613,207
Minority interests                                                                          1,411,724        1,516,646
----------------------------------------------------------------------------------------------------------------------
                                                                                            9,793,318       11,129,853
======================================================================================================================

Approved and authorised for issue by the board of directors on 28 August, 2003.

          YAN ZHI QING          WANG CHANG SHUN          XU JIE BO
            Director                Director              Director

The notes on pages 18 to 24 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED) For the six months ended 30 June, 2003
(Expressed in Renminbi)

                                                          Share         Share        Other      Retained
                                                        capital       premium     reserves      earnings         Total
                                                            RMB           RMB          RMB           RMB           RMB
----------------------------------------------------------------------------------------------------------------------
At 1 January, 2002                                    3,374,178     3,813,659      687,174     1,346,652     9,221,663

Land use rights adjustment (Note 9)                           -      (129,703)           -        12,970      (116,733)
Dividends paid                                                -             -            -       (67,484)      (67,484)
Profit for the period                                         -             -            -       123,229       123,229
----------------------------------------------------------------------------------------------------------------------
At 30 June, 2002                                      3,374,178     3,683,956      687,174     1,415,367     9,160,675
======================================================================================================================

At 1 January, 2003                                    3,374,178     3,683,956      585,372     1,969,701     9,613,207

Loss for the period                                           -             -            -    (1,231,613)   (1,231,613)
----------------------------------------------------------------------------------------------------------------------
At 30 June, 2003                                      3,374,178     3,683,956      585,372       738,088     8,381,594
======================================================================================================================

The notes on pages 18 to 24 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the six months ended 30 June, 2003
(Expressed in Renminbi)



                                                                                    For the six months
                                                                                       ended 30 June,
                                                                                ---------------------------
                                                                                     2003             2002
                                                                                  RMB'000          RMB'000
-----------------------------------------------------------------------------------------------------------



Net cash inflows from operating activities                                      1,199,731        1,048,230
Net cash used in investing activities                                          (1,886,023)      (2,679,185)
-----------------------------------------------------------------------------------------------------------
Net cash outflows before financing activities                                    (686,292)      (1,630,955)
Net cash (outflows)/inflows from financing activities                            (803,404)       1,660,809
-----------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and cash equivalents                               (1,489,696)          29,854

Cash and cash equivalents as at 1 January                                       3,771,043        2,817,863
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents as at 30 June                                         2,281,347        2,847,717
===========================================================================================================

The notes on pages 18 to 24 form part of this interim financial report.

Notes:

1        BASIS OF PREPARATION

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included on page 25.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31 December, 2002 included in the interim financial report does not constitute the Group's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December, 2002 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 14 March, 2003.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2002 annual financial statements.

The notes on the unaudited interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2002 annual financial statements.

2        TURNOVER

The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. The contributions to the CAAC Infrastructure Development Fund for the period are payable at 5% and 2%, respectively (2002: 5% and 2%, respectively) of the Group's domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 30 September, 2003 during which the Group is exempted from contributions to the CAAC Infrastructure Development Fund. The sales tax is payable at 3% (2002: 3%) of the Group's traffic revenue in respect of domestic flights and international/Hong Kong regional outbound flights, except for the period from 1 May, 2003 to 30 September, 2003 during which the Group's passenger revenue is exempted from sales tax.

The Group's turnover and operating (loss)/profit by geographic region are analysed as follows:

                                                              For the six months ended 30 June,
                                                 --------------------------------------------------------------
                                                                  Hong Kong
                                                  Domestic         regional    International             Total
                                                   RMB'000          RMB'000          RMB'000           RMB'000
---------------------------------------------------------------------------------------------------------------
2003
Traffic revenue                                  4,896,421          321,912        1,319,346         6,537,679
Other revenue                                      195,193                -                -           195,193
---------------------------------------------------------------------------------------------------------------
Turnover                                         5,091,614          321,912        1,319,346         6,732,872
===============================================================================================================
Operating (loss)                                (1,198,810)         (80,384)         (95,138)       (1,374,332)
===============================================================================================================
2002
Traffic revenue                                  6,446,767          561,897        1,335,795         8,344,459
Other revenue                                      213,958                -                -           213,958
---------------------------------------------------------------------------------------------------------------
Turnover                                         6,660,725          561,897        1,335,795         8,558,417
===============================================================================================================
Operating profit                                   685,085           70,276           70,571           825,932
===============================================================================================================

3        (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS

                                                                                               For the six months
                                                                                                 ended 30 June,
                                                                                            -------------------------
                                                                                               2003              2002
                                                                                            RMB'000           RMB'000
---------------------------------------------------------------------------------------------------------------------
(Loss)/profit before taxation and minority interests is arrived at after charging:
Depreciation
  - owned assets                                                                            768,595           658,558
  - assets held under finance leases                                                        247,935           258,138
Staff costs                                                                                 847,623           676,932
Operating lease charges in respect of aircraft                                              820,491           950,730


Amortisation of deferred expenditure                                                         13,348             9,578

Interest on bank and other loans                                                            273,841           180,162
Finance charges on obligations under finance leases                                         231,371           266,877
Less: borrowing costs capitalised                                                           (49,756)          (32,766)

Net interest expense                                                                        455,456           414,273
======================================================================================================================
and after crediting:

Amortisation of gains on sale and leaseback transactions                                          -             4,113
Operating lease income in respect of aircraft                                                     -            18,841
=====================================================================================================================

4        TAXATION

                                                                                                 For the six months
                                                                                                    ended 30 June,
                                                                                              ------------------------
                                                                                                 2003             2002
                                                                                              RMB'000          RMB'000
----------------------------------------------------------------------------------------------------------------------
PRC income tax                                                                                  2,859           18,393
Share of taxation of associated companies and jointly controlled entities                       3,791            5,134
----------------------------------------------------------------------------------------------------------------------
                                                                                                6,650           23,527
Deferred taxation                                                                            (551,642)          75,240
----------------------------------------------------------------------------------------------------------------------
                                                                                             (544,992)          98,767
======================================================================================================================

Pursuant to the PRC income tax rules and regulations, the Group is subject to PRC income tax at a rate of 33% (2002: 33%).

In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

5        BASIC (LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to shareholders of RMB1,231,613,000 (2002: profit of RMB123,229,000) and the weighted average number of shares in issue during the period of 3,374,178,000 (2002: 3,374,178,000).

There were no dilutive potential shares in existence during the six months ended 30 June, 2002 and 2003.

6        DIVIDENDS

Dividend attributable to the previous financial year, and approved during the period:

                                                                                                For the six months
                                                                                                  ended 30 June,
                                                                                              ------------------------
                                                                                                 2003             2002
                                                                                              RMB'000          RMB'000
----------------------------------------------------------------------------------------------------------------------
Final dividend in respect of the previous financial year, approved during
  the period, of RMB Nil per share (2002: RMB0.02 per share)                                        -           67,484
======================================================================================================================

The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June, 2003 (2002: Nil).

7        TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of provisions for bad and doubtful accounts, is as follows:


                                                                                                As at            As at
                                                                                             30 June,     31 December,
                                                                                                 2003             2002
                                                                                              RMB'000          RMB'000
----------------------------------------------------------------------------------------------------------------------
Within 1 month                                                                                568,704          576,789
More than 1 month but less than 3 months                                                      113,024           88,133
More than 3 months but less than 12 months                                                      8,104            6,854
----------------------------------------------------------------------------------------------------------------------
                                                                                              689,832          671,776
======================================================================================================================

8        ACCOUNTS PAYABLE

An ageing analysis of accounts payable is as follows:


                                                                                                As at            As at
                                                                                             30 June,     31 December,
                                                                                                 2003             2002
                                                                                              RMB'000          RMB'000
----------------------------------------------------------------------------------------------------------------------
Due within 1 month or on demand                                                               234,311          164,442
Due after 1 month but within 3 months                                                         268,431          157,731
Due after 3 months but within 6 months                                                        357,908          210,307
----------------------------------------------------------------------------------------------------------------------
                                                                                              860,650          532,480
======================================================================================================================

9        RESERVES

In 2002, the Group adopted IAS 40 "Investment Property". According to IAS 40, the land use rights which were previously included in fixed assets at revaluation base are now presented as lease prepayments and carried at historical cost base with effect from 1 January, 2002. Accordingly, the unamortised surplus on previous revaluations of the land use rights, net of related deferred tax asset, are reversed to the share premium and retained profits accounts.

No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the period and the corresponding period. According to the Articles of Association of the Company and certain of its subsidiaries and the PRC Company Law, any such transfer shall be proposed by the respective board of directors and approved by shareholders in the annual general meeting.

10       COMMITMENTS

(a)      Capital commitments

         As at 30 June, 2003, the Group had capital commitments as follows:


                                                                                     As at            As at
                                                                                  30 June,     31 December,
                                                                                      2003             2002
                                                                                   RMB'000          RMB'000
-----------------------------------------------------------------------------------------------------------
Commitments in respect of aircraft and related equipment
  - authorised and contracted for                                                4,033,796        5,875,996
-----------------------------------------------------------------------------------------------------------
Commitments in respect of investments in the Guangzhou new airport
 - authorised and contracted for                                                   440,314          525,700
 - authorised but not contracted for                                             2,167,456        2,601,720
-----------------------------------------------------------------------------------------------------------
                                                                                 2,607,770        3,127,420
-----------------------------------------------------------------------------------------------------------
Other commitments
 - authorised and contracted for                                                    34,861           43,887
 - authorised but not contracted for                                               448,285          500,545
-----------------------------------------------------------------------------------------------------------
                                                                                   483,146          544,432
-----------------------------------------------------------------------------------------------------------
                                                                                 7,124,712        9,547,848
===========================================================================================================

(b)      Investing commitments

          As at 30 June, 2003, the Company was committed to make a capital contribution of approximately RMB201 million and RMB Nil respectively (as at 31 December, 2002: approximately RMB201 million and RMB60 million respectively) to its associated company and jointly controlled entity.

11       RELATED PARTY TRANSACTIONS

The Group obtained various supplementary operating and financial services provided by China Southern Air Holding Company ("CSAHC"), the ultimate holding company and its affiliates during the normal course of its business.

The following is a summary of significant recurring transactions carried out in the normal course of business between the Group, CSAHC and its affiliates during the period:

                                                                           For the six months
                                                                             ended 30 June,
                                                                        ------------------------
                                                                           2003             2002
                                                                        RMB'000          RMB'000
------------------------------------------------------------------------------------------------
Expenses

Paid to CSAHC and its affiliates
Handling charges                                                         14,277           13,370
Wet lease rentals                                                        27,800          150,000
Advertising expenses                                                          -            2,695
Sundry aviation supplies                                                 25,982           45,187
Air catering expense                                                     11,986           14,432
Repairing charges                                                       277,579          242,738
Housing benefits                                                         42,500           42,500
Lease charges for land and buildings                                      7,612            7,612

Paid to CAAC and its affiliates
Jet fuel supplies                                                             -        1,173,018
Aircraft insurance                                                            -          128,958
Guarantee fees                                                                -              647
Ticket reservation service charges                                            -           54,643
Passenger departure and cargo handling charges                                -           29,429
Aircraft and traffic servicing charges                                        -          819,807
Commission expense                                                            -          297,696

Income

Received from CSAHC and its affiliates
Interest income                                                           1,178            9,810

Received from CAAC and its affiliates
Ground services income                                                        -           15,096
Commission income                                                             -           44,569

During the period, CSAHC made short term advances to the Group. Such advances are unsecured, interest free and repayable on demand. As at 30 June, 2003, the advances amounted to RMB700,000,000.

In the past, CSAHC was under the direct control of the Civil Aviation Administration of China ("CAAC"). However, such control has been shifted to the State Assets Administration Committee during late 2002. Consequently, the CAAC and its affiliates are no longer presented as related parties for this interim report.

The Directors of the Company are of the opinion that the above transactions were conducted in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

12       CONTINGENT LIABILITIES

There have been no material adverse changes in contingent liabilities of the Group subsequent to 31 December, 2002, details of which are disclosed in its 2002 annual financial statements.

13       SUBSEQUENT EVENTS

In July 2003, the Company issued a total of 1,000,000,000 A shares of par value of RMB1.00 each at an issue price of RMB2.70 each with listing on the Shanghai Stock Exchange.

14       CONVENIENCE TRANSLATION

The unaudited consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0606 and US$1.00 to RMB8.2774, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June, 2003. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 30 June, 2003 or on any other date.

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

INTRODUCTION

We have been instructed by the Company to review the interim financial report as set out on pages 13 to 24.

RESPECTIVE responsibilities OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June, 2003.

                                                              KPMG
                                                  Certified Public Accountants

Hong Kong,
28 August, 2003

B. Prepared in accordance with the PRC Accounting Rules and Regulations ("PRC GAAP")

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30 June, 2003
(Expressed in Renminbi)

                                                                                  As at            As at
                                                                               30 June,     31 December,
                                                                                   2003             2002
                                                                                RMB'000          RMB'000
--------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                                                   2,553,331        4,145,300
  Trade receivables                                                             821,160          742,962
  Other receivables                                                             358,701          404,279
  Advance payments                                                                4,550           14,237
  Inventories                                                                   695,394          653,011
  Prepaid expenses                                                              182,297          165,754
--------------------------------------------------------------------------------------------------------
Total current assets                                                          4,615,433        6,125,543
--------------------------------------------------------------------------------------------------------
Long-term equity investments                                                    545,109          559,981
--------------------------------------------------------------------------------------------------------
Fixed assets:



  Fixed assets, at cost                                                      38,712,787       37,080,309
  Less: accumulated depreciation                                             10,488,578        9,514,246
--------------------------------------------------------------------------------------------------------
  Net book value of fixed assets                                             28,224,209       27,566,063
  Construction in progress                                                    1,580,419        1,006,964
  Construction materials                                                          1,748            1,485
--------------------------------------------------------------------------------------------------------
Total fixed assets                                                           29,806,376       28,574,512
--------------------------------------------------------------------------------------------------------
Intangible assets and other assets:
  Lease and equipment deposits                                                1,865,818        2,147,038
  Long-term deferred expenses                                                    33,788           34,136
  Long-term receivables                                                          29,065           28,903
--------------------------------------------------------------------------------------------------------
Total intangible assets and other assets                                      1,928,671        2,210,077
--------------------------------------------------------------------------------------------------------
Total assets                                                                 36,895,589       37,470,113
========================================================================================================

CONSOLIDATED BALANCE SHEET (UNAUDITED) (CONTINUED)
As at 30 June, 2003
(Expressed in Renminbi)


                                                                                  As at            As at
                                                                               30 June,     31 December,
                                                                                   2003             2002
                                                                                RMB'000          RMB'000
--------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity Current liabilities:
  Short-term loans                                                            4,331,123        4,443,426
  Bills payable                                                               2,816,065        1,299,680
  Trade accounts payable                                                      1,218,092          900,926
  Sales in advance of carriage                                                  314,368          390,531
  Wages payable                                                                  19,463           73,702
  Staff welfare payable                                                         180,878          179,984
  Taxes payable                                                                 118,549          122,657
  CAAC infrastructure development fund payable                                  404,572          280,706
  Other payables                                                                  2,784            2,897
  Other creditors                                                               904,308          692,246
  Accrued expenses                                                            2,115,987        2,286,136
  Long-term liabilities due within one year                                   2,042,070        2,384,498
--------------------------------------------------------------------------------------------------------
Total current liabilities                                                    14,468,259       13,057,389
--------------------------------------------------------------------------------------------------------
Long-term liabilities:
  Long-term borrowings                                                        6,258,952        5,911,590


  Obligations under finance leases                                            6,115,720        6,631,751
  Provision for major overhauls                                                 149,811          141,887
  Deferred credits                                                              234,066          249,411
  Deferred taxation                                                             496,728        1,043,303
--------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                  13,255,277       13,977,942
--------------------------------------------------------------------------------------------------------
Total liabilities                                                            27,723,536       27,035,331
--------------------------------------------------------------------------------------------------------
Minority interests                                                            1,442,216        1,540,188
--------------------------------------------------------------------------------------------------------
Shareholders' equity
  Share capital                                                               3,374,178        3,374,178
  Capital reserves                                                            4,160,578        4,160,578
  Surplus reserves                                                              585,372          585,372
--------------------------------------------------------------------------------------------------------
  Including: Statutory public welfare fund                                      171,574          171,574
--------------------------------------------------------------------------------------------------------
  (Accumulated losses)/Retained profits                                        (390,291)         774,466
--------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                    7,729,837        8,894,594
--------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                   36,895,589       37,470,113
========================================================================================================

CONSOLIDATED INCOME STATEMENT AND INCOME APPROPRIATION STATEMENT (UNAUDITED) For the six months ended 30 June, 2003
(Expressed in Renminbi)

                                                                                   For the six months
                                                                                     ended 30 June,
                                                                                ------------------------
                                                                                   2003             2002
                                                                                RMB'000          RMB'000
--------------------------------------------------------------------------------------------------------
Revenue from principal operations
Less:  Transfer to CAAC Infrastructure                                        6,973,080        8,947,739
       Development Fund                                                         250,788          379,781
--------------------------------------------------------------------------------------------------------
Net revenue from principal operations                                         6,722,292        8,567,958

Less:  Costs of principal operations                                          6,780,358        6,309,425
       Business taxes and surcharges                                            189,302          259,666
--------------------------------------------------------------------------------------------------------
(Loss)/profit from principal operations                                        (247,368)       1,998,867
Add:   Profit from other operations                                              87,943          109,804


Less:  Selling expenses                                                         645,175          775,402
       General and administration expenses                                      500,164          441,496
       Financial expenses                                                       454,081          546,721
--------------------------------------------------------------------------------------------------------
Operating (loss)/profit                                                      (1,758,845)         345,052
Add:   Investment (loss)/income                                                 (11,802)           2,797
       Non-operating income                                                       4,677              524
Less:  Non-operating expenses                                                    30,233           12,016
--------------------------------------------------------------------------------------------------------
(Loss)/profit before income tax                                              (1,796,203)         336,357
Less:  Income tax                                                              (544,489)         111,332
--------------------------------------------------------------------------------------------------------
(Loss)/profit after income tax                                               (1,251,714)         225,025
Less:  Minority interests                                                       (86,957)          70,665
--------------------------------------------------------------------------------------------------------
Net (loss)/profit for the period                                             (1,164,757)         154,360
Add:   Retained profits at the beginning of the period                          774,466          344,859
--------------------------------------------------------------------------------------------------------
(Accumulated losses)/profits available for distribution                        (390,291)         499,219
========================================================================================================

1        SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements are in conformity with the "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises" and other relevant regulations. Since 1 January, 2003, the Group also adopted the "Accounting Treatment for Civil Aviation Industry". These accounting policies are set out below:

(a)      Accounting year

         The accounting year of the Group is from 1 January to 31 December.

(b)      Basis of consolidation

         The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the Ministry of Finance.

         The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities of which the Company directly or indirectly has more than 50% equity interest or those entities of which the Company has less than 50% equity interest but has effective control. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company has more than 50% equity interest or when the Company has less than 50% equity interest but has effective control. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

         Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant intercompany balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

         For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

(c)      Basis of preparation

         The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

(d)      Reporting currency and translation of foreign currencies

         The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the year are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

(e)      Cash equivalents

         Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

(f)      Allowance for doubtful accounts

         (i)   Criteria of bad debt recognition

               Receivables which are still not recoverable following realisation of the assets or the inheritance from the debtors if they go bankrupt or are deceased, or receivables which are overdue for more than three years that are certainly unrecoverable.

         (ii)  Accounting treatment of bad debt losses

               Receivables mentioned in (i) above which are certainly unrecoverable is written off as bad debt after being approved to be written off based on pre-approved authority.

         (iii) Allowance for doubtful accounts

               Doubtful accounts are accounted for based on allowance method which are estimated periodically. Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience.

               Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

(g)      Inventories

         Inventories, which consist primarily of expendable spare parts and supplies, are stated at the lower of cost or net realisable value, and are expensed when used in operations. Cost represents the average unit cost. Net realisable value is determined based on the estimated selling prices subsequent to the balance sheet date in the ordinary course of business or the management's estimation based on the prevailing market conditions. Inventories are recorded by perpetual method.

(h)      Long-term equity investments

         Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment of loss is made when the recoverable amount of individual investment is lower than the carrying amount.

         The long-term equity investments and the investment income related to the Group's investments in the associated companies and jointly controlled entities and the Company's investments in subsidiaries, associated companies and jointly controlled entities are accounted for using the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' equity of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

         An associated company is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures.

         Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost. Investment income is recognized when the Group's right to receive the dividend is established.

         Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

(i)      Fixed assets and depreciation

         Fixed assets represent the assets held by the Group for rendering services and administrative purpose with useful life over 1 year and comparatively high unit value. Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets are adjusted to the revalued amounts accordingly.

         Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:



                                                                                 Depreciable life       Residual value
          ------------------------------------------------------------------------------------------------------------
          Owned and finance leased aircraft                                         8 to 15 years               28.75%
          Other flight equipment:
            Jet engines                                                             8 to 15 years                   3%
            Others, including rotables                                              8 to 15 years                   0%
          Buildings                                                                15 to 40 years                   0%
          Machinery and equipment                                                   5 to 10 years                   3%
          Vehicles                                                                        6 years                   3%

         Land use rights are stated in the balance sheet at cost or revalued amount less accumulated amortisation and impairment losses, and are amortised on a straight line basis over the period of land use rights.

(j)      Leased assets

         Flight equipment under finance leases is stated at an amount equal to the lower of its original carrying value and the present value of minimum lease payments at inception of the lease. In cases where title to the asset will be acquired by the Group at the end of the lease, the asset is depreciated on a straight line basis over the estimated useful life of the asset to its residual value. Otherwise, the asset is depreciated on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual value. The difference between the carrying value and the minimum lease payments is recorded as unrecognised finance charges. Amortisation of unrecognised finance charges is provided on an effective interest method over the lease term.

         Gains on aircraft sale and leaseback transactions are deferred and amortised over the terms of the related leases.

         Operating lease payments are charged to the income statement on a straight line basis over the terms of the related leases.

(k)      Construction in progress

         Construction in progress represents various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses. Cost comprises direct purchase price of equipment, direct costs of construction as well as borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period. No depreciation is provided in respect of construction in progress. Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

(l)      Long term deferred expenses

         Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised on a straight line basis over the terms of the related leases.

(m)      Maintenance and overhaul costs

         Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

(n)      Revenue recognition

         Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered.

         Interest income is recognised as it accrues unless collectability is in doubt. Dividend income is recognised when the Group's right to receive the dividend is established.

(o)      Traffic commissions

         Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(p)      Income tax

         Income tax is calculated using the tax effect accounting method. It represents tax expenses relating to the income for the period and is computed based on the income and expenses for the period.

         Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

         The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

(q)      Borrowing costs

         Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(r)      Retirement benefits

         Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the income statement as and when incurred.

(s)      Frequent flyer award programmes

         The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

         Revenue from mileage sales under the frequent flyer award programmes is recognised when the related transportation services are provided.

(t)      Impairment loss

         The carrying amounts of long-lived assets are reviewed by the Group periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

         The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. The provision for impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversed amount is recognised as income in the period in the income statement.

(u)      Related party

         Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

2. SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRS

Differences between PRC GAAP and IFRS, which have significant effects on net
(loss)/profit are summarised as follows:

                                                                                  FOR THE SIX MONTHS
                                                                                    ENDED 30 JUNE,
                                                                           ------------------------------
                                                                                    2003             2002
                                                                 Note            RMB'000          RMB'000
---------------------------------------------------------------------------------------------------------
Net (loss)/profit as stated under PRC GAAP                                    (1,164,757)         154,360

Adjustments:
  Sale and leaseback accounting                                   (a)            (16,423)          (3,876)
  Staff housing charges                                           (b)            (55,500)         (42,500)
  Effect of the above adjustments on taxation                                      5,067           15,245
---------------------------------------------------------------------------------------------------------
Net (loss)/profit as stated under IFRS                                        (1,231,613)         123,229
=========================================================================================================

Differences between PRC GAAP and IFRS, which have significant effects on shareholders' equity are summarised as follows:

                                                                                   As at            As at
                                                                                30 June,     31 December,
                                                                                    2003             2002
                                                                  Note           RMB'000          RMB'000
---------------------------------------------------------------------------------------------------------
Shareholders' equity under PRC GAAP                                            7,729,837        8,894,594

Adjustments:
  Sale and leaseback accounting                                  (a)             228,133          244,556
  Staff housing charges                                          (b)             363,667          419,167
  Revaluation of land use rights                                 (c)            (167,932)        (169,292)
  Effect of the above adjustments on taxation                                    227,889          224,182
---------------------------------------------------------------------------------------------------------
Shareholders' equity under IFRS                                                8,381,594        9,613,207
=========================================================================================================

Notes:

     (a) In accordance with PRC GAAP, gains on aircraft sale and leaseback transactions conducted prior to 1 January, 2001 are recorded in the profit and loss account in the current period as and when incurred; gains on aircraft sale and leaseback transactions conducted subsequent to 1 January, 2001 are recorded as deferred credits and amortised over the terms of the leases on a straight line basis. In accordance with IFRS, gains on aircraft sale and leaseback transactions which result in operating leases are recognised as income immediately if the transactions are established at fair value. Any excess of the sales price over fair value is deferred and amortised over the period the assets are expected to be used.

     (b) In accordance with PRC GAAP, charge arising from staff housing allocations coordinated by CSAHC on behalf of the Company is directly charged against retained earnings in the period when the housing is allocated. In addition, lump sum housing benefits payable is also charged to retained profits at the beginning of 2001 in accordance with relevant regulations. In accordance with IFRS, charges arising from staff housing allocations and lump sum housing benefits are charged to the relevant accounting periods on an as incurred basis.

     (c) In accordance with PRC GAAP, land use rights are recorded at their revalued amount. In accordance with IFRS, land use rights are carried at historical cost base with effect from 1 January, 2002. Accordingly, the unamortised surplus on previous revaluations of the land use rights is adjusted against the shareholders' equity.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                     By          /s/   Su Liang
                                        ---------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: September 17, 2003